SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                                   OCTEL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    675727101
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                                 (CUSIP Number)
                                                      with a copy to:
                                                      Peter S. Friedman, Esq.
         Jeffrey S. Halis                             Lowenstein Sandler PC
         10 East 50th Street                          65 Livingston Avenue
         New York, New York 10022                     Roseland, New Jersey 07068
         (212) 588-9697                               (973) 597-2570
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 22, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Jeffrey S. Halis
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5)   Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________

6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                             7) Sole Voting Power:       832,260*
                                            ------------------------------------
     Shares Beneficially                   8) Shared Voting Power:
     Owned by
     Each Reporting                        9) Sole Dispositive Power:  832,260*
     Person With                           -------------------------------------
                                          10) Shared Dispositive Power:
                                          --------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  832,260*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):

                     Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      6.1%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________

* 411,300 shares (3.0%) of Octel Corp. common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 392,500 shares (2.9%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). 28,460 shares (0.2%) of the Common Stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). 0 shares (0%) of the Common Stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands ("Halo International"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional and Madison, and the Investment Management Agreement of Halo International, Jeffrey S. Halis possesses sole power to vote and direct the disposition of all the shares of Common Stock owned by each of Tyndall, Tyndall Institutional, Madison, and Halo International, respectively. Jeffrey S. Halis' interest in the Common Stock as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional, Madison and Halo International, respectively. See Item 5 below for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Octel Corp., whose principal executive offices are located at Global House, Bailey Lane, Manchester, United Kingdom M90 4AA.

Item 5.   Interest in Securities of the Issuer.

          Based upon the Quarterly Report on Form 10-Q of Octel Corp. for the quarter ended September 30, 1999, as of November 3, 1999 there were 13,640,730 shares of Common Stock outstanding. As of December 22, 1999, Tyndall Partners, L.P. ("Tyndall") owned 411,300 shares (3.0%) of the Common Stock; Tyndall
Institutional Partners, L.P. ("Tyndall Institutional") owned 392,500 shares (2.9%) of the Common Stock; Madison Avenue Partners, L.P. ("Madison") owned 28,460 shares (0.2%) of the Common Stock; and Halo International, Ltd. ("Halo International") owned 0 shares (0%) of the Common Stock. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of Common Stock owned by each of Tyndall, Tyndall Institutional, Madison and Halo
International. Therefore, for the purposes of Regulation Section 240.13d-3, Jeffrey S. Halis is deemed to be the beneficial owner of 832,260 shares (6.1%) of the Common Stock.

          The following table details the transactions during the past sixty days, each of which was effected in an ordinary brokerage transaction, in the Common Stock by Mr. Halis or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof:


                            A. Tyndall Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

       Date                          Quantity                            Price

 November 1, 1999                     35,823                            $12.19
 November 10, 1999                     7,500                            $10.99
 November 11, 1999                     4,177                            $10.63
 November 11, 1999                     1,823                            $10.63
 November 12, 1999                    18,000                            $10.19
 November 16, 1999                     2,200                            $10.26
 November 17, 1999                    10,000                             $9.97

                     B. Tyndall Institutional Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

       Date                          Quantity                            Price

 November 1, 1999                     31,269                            $12.19
 November 10, 1999                     5,269                            $10.99

                        C. Madison Avenue Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

 December 21, 1999                    9,800                             $10.22
 December 22, 1999                    5,000                             $10.22

                           D. Halo International, Ltd.

                                   (Purchases)

                                      NONE

                                     (Sales)

     Date                            Quantity                            Price

  October 26, 1999                    5,000                             $12.69
  November 1, 1999                   59,108                             $12.19
  November 10, 1999                  20,500                             $10.99
  November 16, 1999                   2,200                             $10.26
  November 17, 1999                  10,000                              $9.97
  November 29, 1999                   6,800                              $9.94
  November 30, 1999                  22,092                              $9.94
  December 1, 1999                   12,500                              $9.94

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                    January 5, 2000


                                    /s/  Jeffrey   S. Halis
                                    Jeffrey  S. Halis, in  his capacity    as  a
                                    member of  Jeffrey Management, L.L.C.,   the
                                    general  partner  of  Halo Capital Partners,
                                    L.P., the general partner of each of Tyndall
                                    Partners,  L.P.,   Tyndall     Institutional
                                    Partners, L.P., and Madison Avenue Partners,
                                    L.P.,  and as a member of Jemi   Management,
                                    L.L.C.,  the  investment  manager  for  Halo
                                    International, Ltd.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).